SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 RAOUL WALLENBERG STREET, TEL AVIV 69719, ISRAEL
                     (Address of Principal Executive Office)

                  INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F [X]    FORM 40-F [ ]

                  INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [ ]

                  INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [ ]

                  INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES [ ] NO [X]

                  IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-_________


THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 AND 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Fourth Quarter and Full Year 2007 Results dated February 7, 2008.

                                                                          ITEM 1

PRESS RELEASE                                                  Source: RADVISION
RADVISION REPORTS FOURTH QUARTER AND FULL YEAR 2007 RESULTS

Thursday February 7, 8:00 am ET

FOURTH QUARTER REVENUES ARE $22.3 MILLION; GAAP DILUTED EPS IS $0.11; NON-GAAP DILUTED EPS IS $0.18 BEFORE FAS123R EFFECT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today reported that revenues for the fourth quarter of 2007 werE $22.3 million, in line with the Company's forecast, compared to revenues of $25.3 million reported in the fourth quarter of 2006.

The Company incurred an operating loss of $0.2 million for the fourth quarter of 2007 compared with operating income of $3.4 million in the fourth quarter of 2006. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, non-GAAP operating income was $1.1 million in the fourth quarter of 2007 compared with $4.7 million in fourth quarter of 2006.

Net income for the fourth quarter of 2007 was $2.5 million, or $0.11 per diluted share, compared with $7.2 million, or $0.31 per diluted share, in the 2006 fourth quarter. Excluding the effect of stock-based compensation expense (which amounted to $1.4 million or $0.07 per diluted share in the 2007 fourth quarter and $1.3 million or $0.06 per diluted share in the 2006 fourth quarter), non-GAAP net income for the fourth quarter of 2007 was $3.8 million, or $0.18 per diluted share, compared with $8.5 million, or $0.37 per diluted share, reported in the fourth quarter of 2006.

The Company had forecast that net income for the fourth quarter of 2007 would approximate $1.2 million or $0.06 per diluted share including a tax benefit of $0.1 million and stock-based compensation expense of $1.4 million related to the adoption of FAS123R. The Company recorded a higher tax benefit, totaling $1.6 million and equivalent to $0.07 per diluted share, for the 2007 fourth quarter, which compares with a tax benefit of $2.1 million, equivalent to $0.09 per diluted share, in the fourth quarter of 2006. The stock-based compensation expense was in line with the Company's forecast. The Company further noted that its financial income for the fourth quarter of 2007 was reduced by $380,000, equivalent to $0.02 per diluted share, due to valuation allowance of certain investment securities.

Business unit revenues for the fourth quarter of 2007 consisted of $17.1 million in Networking Business Unit (NBU) sales compared with $18.9 million in the fourth quarter of 2006, and $5.2 million in Technology Business Unit (TBU) sales compared with $6.4 million in the 2006 fourth quarter.

For the full year 2007, revenues were $92.0 million, operating income was $2.0 million and net income was $9.9 million or $0.44 per diluted share. Excluding the effect of stock-based compensation expense (which amounted to $5.4 million or $0.24 per diluted share), non-GAAP operating income for 2007 was $7.4 million and net income was $15.3 million or $0.68 per diluted share. For full year 2006, revenues were $91.0 million, operating income was $8.5 million and net income was $15.2 million or $0.67 per diluted share. Excluding the effects of stock-based compensation expense (amounting to $4.8 million and equivalent to $0.21 per diluted share) and a patent settlement reserve recognized in the 2006 third quarter (of $1.9 million, and equivalent to $0.08 per diluted share), operating income for full year 2006 was $15.2 million and net income was $21.9 million or $0.96 per diluted share, on a non-GAAP basis.

The Company ended 2007 with approximately $130.7 million in cash and liquid investments, equivalent to $6.09 per basic share, a decrease of $4.5 million from September 30, 2007. The decrease reflects a decrease in cash flow from operating activities of $0.2 million, which includes one time amortization of auction rate securities in the amount of $0.6 million, by the use of $4.0 million for the repurchase of 351,179 Company shares and $0.3 million of capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "The successful introduction of our SCOPIA 5.5 platform with High Definition Continuous Presence enabled us to regain our footing in the fourth quarter. The technology and cost advantages of SCOPIA 5.5, which includes SCOPIA Desktop for easy connectivity between room conferencing systems and the desktop, enabled us to make additional inroads in our market. Sales through our reseller channel increased 49% sequentially. Our fourth quarter results also included higher than forecasted sales through Cisco, our largest channel partner, which rose 15% from the third quarter of 2007."

Mr. Raviv added: "Positive momentum in our marketplace, especially in enterprise, and a favorable competitive environment further supported our progress in the fourth quarter. As the only independent networking infrastructure provider, we now have a singular opportunity to build market share, resume our growth and accelerate our progress. We plan to pursue that opportunity aggressively. We have unified our Networking Business Unit to sharpen our focus on the enterprise market. We will increase our investment in R&D and marketing and sales in our NBU in 2008 to support and expand our OEM and reseller channels and deliver additional market-leading technology. We also will continue to invest in the product development roadmap of our Technology Business Unit. Although TBU revenues were less than forecast in the fourth quarter due to deal slippage, it continues to build our reputation as a technology leader with award-winning products and advances in SIP Server and IMS technology. We expect our investment company-wide to begin benefiting our revenues and operating profitability in the second half of the year."

GUIDANCE

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the first quarter of 2008 of approximately $20.0 million and a net loss of approximately $3.5 million or $0.18 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.4 million or $0.07 per diluted share. Excluding this item, the first quarter 2008 non-GAAP net loss is expected to be $2.1 million or $0.11 per diluted share. That compares to first quarter 2007 revenues of $24.3 million, including $1.3 million related to the DVS II contract, and net income of $3.5 million or $0.15 per diluted share, which included stock-based compensation expense of $1.3 million or $0.06 per diluted share related to the adoption of FAS123R. Excluding the effect of stock-based compensation expense, net income for the first quarter of 2007 was $4.9 million or $0.21 per diluted share. (Full details are available on the Company s web site at www.radvision.com.)

GAAP VERSUS NON-GAAP PRESENTATION

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

FOURTH QUARTER 2007 EARNINGS CONFERENCE CALL/WEBCAST

RADVISION will hold a conference call to discuss its fourth quarter 2007 results and first quarter 2008 outlook, today, Thursday, February 7, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on February 14th. To access the replay, please dial 1-866-516-0670 (International dialers may call +1-203-369-2034).

The PowerPoint presentation highlighting key financial metrics as well as the first quarter 2008 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 7th and will be archived on the website until the end of the first quarter.

ABOUT RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, GENERAL BUSINESS CONDITIONS IN THE INDUSTRY, CHANGES IN DEMAND FOR PRODUCTS, THE TIMING AND AMOUNT OR CANCELLATION OF ORDERS AND OTHER RISKS DETAILED FROM TIME TO TIME IN RADVISION'S FILINGS WITH THE SECURITIES EXCHANGE COMMISSION, INCLUDING ITS ANNUAL REPORT ON FORM 20-F. THESE DOCUMENTS CONTAIN AND IDENTIFY OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR PROJECTIONS OR FORWARD-LOOKING STATEMENTS. STOCKHOLDERS AND OTHER READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENT.

CONSOLIDATED STATEMENTS OF INCOME
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                          THREE MONTHS ENDED                         TWELVE MONTH SENDED
                                                             DECEMBER 31,                                DECEMBER31,
                                                ----------------------------------------      ----------------------------------
                                                     2007                    2006                 2007               2006
                                                ----------------        ----------------      --------------    ----------------
                                                                            UNAUDITED                               AUDITED
                                                ------------------------------------------------------------    ----------------

Revenues                                        $     22,316             $     25,261         $     91,983      $     91,023
Cost of revenues                                       4,570                    5,252               18,425            18,165
                                                ------------             ------------         ------------      ------------

Gross profit                                          17,746                   20,009               73,558            72,858
                                                ------------             ------------         ------------      ------------

Operating costs and expenses:
Research and development                               7,510                    6,855               30,329            25,331
Marketing and selling                                  8,507                    7,847               32,627            30,648
General and administrative                             1,968                    1,887                8,633             6,492
Patent settlement reserve                                  -                        -                    -             1,900
                                                ------------             ------------         ------------      ------------

Total operating costs and expenses                    17,985                   16,589               71,589            64,371
                                                ------------             ------------         ------------      ------------

Operating income (loss)                                 (239)                   3,420                1,969             8,487
Financial income, net                                  1,082                    1,621                6,095             5,825
                                                ------------             ------------         ------------      ------------

Income before taxes on income                            843                    5,041                8,064            14,312
Taxes benefit                                          1,610                    2,114                1,790               936
                                                ------------             ------------         ------------      ------------

Net income                                      $      2,453             $      7,155         $      9,854      $     15,248
                                                ============             ============         ============      ============

Basic net earnings per Ordinary share           $       0.11             $       0.33         $       0.45      $       0.69
                                                ============             ============         ============      ============

Weighted Average Number of Shares
Outstanding During the Period - Basic             21,477,449               22,012,523           21,951,028        22,076,563
                                                ============             ============         ============      ============

Diluted net earnings per Ordinary share         $       0.11             $       0.31         $       0.44      $       0.67
                                                ============             ============         ============      ============
Weighted Average Number of Shares                 21,615,088               22,829,275           22,482,019        22,747,188
Outstanding During the Period - Diluted         ============             ============         ============      ============


CONSOLIDATED STATEMENTS OF INCOME


U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


RECONCILIATION OF GAAP TO NON-GAAP OPERATING RESULTS


To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude one time patent settlement reserve and the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude one time patent settlement reserve and the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.


The following table reconciles the GAAP to non-GAAP operating results:

                                                    THREE MONTHS ENDED
                                                     DECEMBER 31, 2007
                                        --------------------------------------------
                                                        (UNAUDITED)
                                        --------------------------------------------
                                                          NON-GAAP
                                                         ADJUSTMENT       NON-GAAP
                                         GAAP RESULTS    SHARE-BASED      RESULTS
                                        (AS REPORTED)   COMPENSATION     PRO FORMA
                                        -------------- ---------------- ------------

Gross profit                             $    17,746    $       131     $    17,877
Total operating costs and expenses       $    17,985    $    (1,249)    $    16,736
Operating income (loss)                  $      (239)   $     1,380     $     1,141
Income before taxes on income            $       843    $     1,380     $     2,223
Net income                               $     2,453    $     1,380     $     3,833
                                          ==========    ===========     ===========
Basic net earnings per Ordinary share    $      0.11    $      0.07     $      0.18
                                         ===========    ===========     ===========
Diluted net earnings per Ordinary        $      0.11    $      0.07     $      0.18
share                                    ===========    ===========     ===========


                                                    THREE MONTHS ENDED
                                                    DECEMBER 31, 2006
                                        --------------------------------------------
                                                        (UNAUDITED)
                                        ------------- ------------------------------
                                                          NON-GAAP
                                                         ADJUSTMENT       NON-GAAP
                                         GAAP RESULTS    SHARE-BASED      RESULTS
                                        (AS REPORTED)   COMPENSATION     PRO FORMA
                                        ------------------------------- ------------
Gross profit                             $    20,009    $       109     $    20,118
Total operating costs and expenses       $    16,589    $    (1,210)    $    15,379
Operating income                         $     3,420    $     1,319     $     4,739
Income before taxes on income            $     5,041    $     1,319     $     6,360
Net income                               $     7,155    $     1,319     $     8,474
                                         ===========    ===========     ===========
Basic net earnings per Ordinary share    $      0.33    $      0.05     $      0.38
                                         ===========    ===========     ===========
Diluted net earnings per Ordinary        $      0.31    $      0.06     $      0.37
share                                    ===========    ===========     ===========

CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                   TWELVE MONTHS ENDED
                                                    DECEMBER 31, 2007
                                        -------------------------------------------
                                                       (UNAUDITED)
                                        -------------------------------------------
                                                          NON-GAAP
                                                         ADJUSTMENT       NON-GAAP
                                         GAAP RESULTS    SHARE-BASED      RESULTS
                                        (AS REPORTED)   COMPENSATION     PRO FORMA
                                       --------------- --------------  -----------

Gross profit                             $      73,558  $        411   $    73,969
Total operating costs and expenses       $      71,589  $     (5,037 ) $    66,552
Operating income                         $       1,969  $      5,448   $     7,417
Income before taxes on income            $       8,064  $      5,448   $    13,512
Net income                               $       9,854  $      5,448   $    15,302
                                         ============== ============   ===========
Basic net earnings per Ordinary share    $        0.45  $       0.25   $      0.70
                                         =============  ============   ===========
Diluted net earnings per Ordinary        $        0.44  $       0.24   $      0.68
share                                    =============  ============   ===========




                                                   TWELVE MONTHS ENDED
                                                    DECEMBER 31, 2006
                                        -------------------------------------------
                                                       (UNAUDITED)
                                        -------------------------------------------
                                                        NON-GAAP
                                                       ADJUSTMENT
                                                        SHARE-BASED
                                                       COMPENSATION
                                                         AND PATENT        NON-GAAP
                                         GAAP RESULTS    SETTLEMENT      RESULTS
                                        (AS REPORTED)      RESERVE      PRO FORMA
                                        -------------------------------------------

Gross profit                             $      72,858  $        373   $    73,231
Total operating costs and expenses       $      64,371  $     (6,304 ) $    58,067
Operating income                         $       8,487  $      6,677   $    15,164
Income before taxes on income            $      14,312  $      6,677   $    20,989
Net income                               $      15,248  $      6,677   $    21,925
                                         =============  ============   ===========
Basic net earnings per Ordinary share    $        0.69  $       0.30   $      0.99
                                         =============  ============   ===========
Diluted net earnings per Ordinary        $        0.67  $       0.29   $      0.96
share                                    =============  ============   ===========

CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                      DECEMBER 31,   DECEMBER 31,
                                                          2007           2006
                                                     --------------- --------------
                                                       UNAUDITED        AUDITED
                                                     --------------- --------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)                         $     45,370    $     23,110
Short-term bank deposits *)                                42,242          48,357
Short-term marketable securities *)                        28,037          36,048
Trade receivables                                          15,011          12,866
Other accounts receivable and prepaid expenses              8,464           5,838
Inventories                                                 1,560           2,979
                                                     ------------    ------------

Total current assets                                      140,684         129,198
                                                     ------------    ------------

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits *)                                      -          11,365
Long-term marketable securities *)                         15,093          26,691
Long-term prepaid expenses                                  1,618               -
Severance pay fund                                          4,555           3,481
Long-term deferred tax asset                                3,394           2,797
                                                     ------------    ------------

Total long-term investments and receivables                24,660          44,334
                                                     ------------    ------------

Property and equipment, net                                 5,237           3,609
                                                     ------------    ------------

Goodwill                                                    2,966           2,966
                                                     ------------    ------------

Other intangible assets, net                                1,362           2,452
                                                     ------------    ------------

Total assets                                         $    174,909    $    182,559
                                                     ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                       $      2,389    $      2,919
Deferred revenues                                           6,429           8,748
Accrued expenses and other accounts payable                12,607          13,870
                                                     ------------    ------------

Total current liabilities                                  21,425          25,537
                                                     ------------    ------------

Accrued severance pay                                       5,656           4,417
                                                     ------------    ------------

Total liabilities                                          27,081          29,954
                                                     ------------    ------------

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value                          234             228
Additional paid-in capital                                135,327         126,944
Treasury stock                                            (21,662)         (1,670)
Accumulated other comprehensive income                         55               -
Retained earnings                                          33,874          27,103
                                                     ------------    ------------

Total shareholders' equity                                147,828         152,605
                                                     ------------    ------------

Total liabilities and shareholders' equity           $    174,909    $    182,559
                                                     ============    ============

*) Total cash and liquid investments                 $    130,742    $    145,571
                                                     ============    ============

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                     -----------------------
                                                                                        2007        2006
                                                                                     ------------ ----------
                                                                                      UNAUDITED    AUDITED
                                                                                     ------------ ----------
Cash flows from operating activities:
-------------------------------------
Net income                                                                            $   9,854    $  15,248
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                             3,633        2,939
Accrued interest, amortization of premium and accretion of discount on marketable           385         (905)
securities and bank deposits, net
Amortization of deferred stock compensation                                               5,448        4,776
Gain on sale of property and equipment                                                        -          (22)
Tax benefit relating to loss carryforwards resulting from exercise of stock options           -       (2,011)
Increase in trade receivables, net                                                       (2,145)        (609)
Increase in other accounts receivable and prepaid expenses                                 (754)        (846)
Decrease (increase) in inventories                                                        1,419         (386)
Increase in long-term prepaid expenses                                                   (1,618)           -
Increase in deferred tax asset                                                           (2,380)      (1,571)
Increase (decrease) in trade payables                                                      (530)       1,136
Increase (decrease) in deferred revenues                                                 (2,319)         215
Increase (decrease) in accrued expenses and other accounts payable                       (1,263)       1,992
Accrued severance pay, net                                                                  165          224
                                                                                      ---------    ---------

Net cash provided by operating activities                                                 9,895       20,180
                                                                                      ---------    ---------

Cash flows from investing activities:
-------------------------------------
Proceeds from redemption of marketable securities                                        64,360       63,633
Purchase of marketable securities                                                       (45,148)     (62,982)
Proceeds from withdrawal of bank deposits                                               142,831       19,132
Purchase of bank deposits                                                              (125,521)     (49,315)
Purchase of property and equipment                                                       (4,171       (2,268)
Proceeds from sale of property and equipment                                                  -           22
                                                                                      ---------    ---------

Net cash provided by (used in) investing activities                                      32,351      (31,778)
                                                                                      ---------    ---------

Cash flows from financing activities:
-------------------------------------
Purchase of treasury stock                                                              (27,017)      (6,992)
Exercise of options by employees                                                          6,931        6,762
Tax benefit related to exercise of stock options                                            100        2,011
                                                                                      ---------    ---------

Net cash provided by (used in) financing activities                                     (19,986)       1,781
                                                                                      ---------    ---------

Increase (decrease) in cash and cash equivalents                                         22,260       (9,817)
Cash and cash equivalents at beginning of period                                         23,110       32,927
                                                                                      ---------    ---------

Cash and cash equivalents at end of period                                            $  45,370    $  23,110
                                                                                      =========    =========

Supplemental disclosure of non-cash flows from
investing and financing activities:
-----------------------------------
Receivables on account of shares                                                     $        -    $     148
                                                                                      =========    =========


Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: February 7, 2008